        UNITED STATES
SECURITIES AND EXCHANGE COMMISSION                   ---------------------------
       WASHINGTON, D.C. 20549                            OMB APPROVAL
                                                     ---------------------------
            FORM N-17f-2                             OMB Number:       3235-0360
                                                     Expires:      July 31, 2006
Certificate of Accounting of Securities and Similar  Estimated average burden
        Investments in the Custody of                hours per response......1.0
       Management Investment Companies               ---------------------------

    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                                              Date examination completed:
811-6719                                                                                            January 31, 2004
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2. State identification Number:
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   AL                   AK                    AZ                   AR                   CA                   CO
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   CT                   DE                    DC                   FL                   GA                   HI
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   ID                   IL                    IN                   IA                   KS                   KY
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   LA                   ME                    MD                   MA                   MI                   MN
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   MS                   MO                    MT                   NE                   NV                   NH
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   NJ                   NM                    NY                   NC                   ND                   OH
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   OK                   OR                    PA                   RI                   SC                   SD
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   TN                   TX                    UT                   VT                   VA                   WA
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   WV                   WI                    WY                   PUERTO RICO
   -------------------- --------------------- -------------------- -------------------------------------------------------------
   Other (specify):
   -----------------------------------------------------------------------------------------------------------------------------

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3. Exact name of investment company as specified in registration statement:

BB&T Funds
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4. Address of principal executive office (number, street, city, state, zip code):

3435 Stelzer Road, Columbus, Ohio 43219-8001
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

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

          THIS FROM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

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                          Independent Auditors' Report

To the Board of Trustees of
BB&T Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that BB&T Funds (individually the Balanced Fund, Large Company Value Fund, Large Company Growth Fund, Mid Cap Value Fund, Mid Cap Growth Fund, Small Company Value Fund, Small Company Growth Fund, Special Opportunities Equity Fund, Short U.S. Government Income Fund, Intermediate U.S. Government Bond Fund, Intermediate Corporate Bond Fund, Kentucky Intermediate Tax-Free Fund, Maryland Intermediate Tax-Free Fund, North Carolina Intermediate Tax-Free Fund, South Carolina Intermediate Tax-Free Fund, Virginia Intermediate Tax-Free Fund, West Virginia Intermediate Tax-Free Fund, U.S. Treasury Money Market Fund, Capital Manager Conservative Growth Fund, Capital Manager Moderate Growth Fund, Capital Manager Growth Fund and Capital Manager Aggressive Growth Fund, collectively, the Funds) complied with the requirements of subsections (b) and (c) under rule 17f-2 under the Act as of January 31, 2004. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination. Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 31, 2004, and with respect to agreement of security purchases and sales, for the period from September 30, 2003 (the date of our last examination) through January 31, 2004:

     1. Confirmation of all securities held as of January 31, 2004 in book entry form by U.S. Bank N.A. (U.S. Bank) (sub-custodian to the Funds), without prior notice to management;

     2. Verification of all securities purchased/sold but not received/delivered and securities in transit via examination of the underlying trade ticket or broker confirmation;

     3. Reconciliation of all such securities to the books and records of the Funds and U.S. Bank;

     4. Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with U.S. Bank's records; and

     5. Agreement of selected security purchases and sales since September 30, 2003, from the books and records of the Funds to broker confirmations or trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsection (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2004, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Columbus, Ohio
March 15, 2004

                                   BB&T Funds
                                3435 Stelzer Road
                              Columbus, Ohio 43219

March 15, 2004

    Management Statement Regarding Compliance With Certain Provisions of the
                         Investment Company Act of 1940

We, as members of management of BB&T Funds - individually the Balanced Fund, Large Company Value Fund, Large Company Growth Fund, Mid Cap Value Fund, Mid Cap Growth Fund, Small Company Value Fund, Small Company Growth Fund, Special Opportunities Equity Fund, Short U.S. Government Income Fund, Intermediate U.S. Government Bond Fund, Intermediate Corporate Bond Fund, Kentucky Intermediate Tax-Free Fund, Maryland Intermediate Tax-Free Fund, North Carolina Intermediate Tax-Free Fund, South Carolina Intermediate Tax-Free Fund, Virginia Intermediate Tax-Free Fund, West Virginia Intermediate Tax-Free Fund, U.S. Treasury Money Market Fund, Capital Manager Conservative Growth Fund, Capital Manager Moderate Growth Fund, Capital Manager Growth Fund and Capital Manager Aggressive Growth Fund (collectively, the Funds), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and
(c) of rule 17f-2 as of January 31, 2004, and from September 30, 2003 through January 31, 2004.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2004, and from September 30, 2003 through January 31, 2004, with respect to securities reflected in the investment accounts of the Funds.

BB&T Funds
By:

/s/ Troy Sheets

Troy Sheets
Treasurer